SECURITIES AND EXCHANGE COMMISSION

                                            WASHINGTON, D.C.  20549


                                                   FORM 11-K
                                                 ANNUAL REPORT


                                           Pursuant to Section 15(d)
                                                      of
                                      The Securities Exchange Act of 1934
                                  For the fiscal year ended December 31, 1993



                                      EMPLOYEES SAVINGS & INVESTMENT PLAN
                                           (Full title of the plan)


                                            CHEMED CORPORATION
                   (Name of issuer of the securities held pursuant to the plan)

                  2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio  45202
                                 (Address of principal executive office)

                                                 Page 1 of 15

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS                                             PAGE NUMBER

                 (a)      Financial Statements

                          1.      Report of Independent Accountants                                   4

                          2.      Statement of Net Assets Available                                   5
                                  for Benefits at December 31, 1993
                                  and 1992

                          3.      Statement of Changes in Net Assets                                  6
                                  Available for Benefits for the
                                  Years ended December 31, 1993
                                  and 1992

                          4.      Notes to Financial Statements                                       7
                                                                                                  through
                                                                                                      12

                          5.      Schedules:

                                  Schedule I  -- Schedule of Reportable
                                  Transactions                                                        13

                                  Schedule II -- Schedule of Assets Held
                                  for Investment Purposes                                             14

                          6.      Consent of Independent Accountants                                EX-23

         Schedules not included have been omitted because they are not applicable.


















                                                 Page 2 of 15

(b)      Exhibits
         1.      Chemed Corporation                         No. 1-8351               18
                 1993 Annual Report                         Form 10-K
                                                            3/29/94

         2.      Summary Plan                               No. 0-6260               (2)
                 Description                                Form 11-K
                                                            12/3/82

         3.      Employees Savings &                        No. 0-6260               (3)
                 Investment Plan as                         Form 11-K
                 qualified by the                           3/28/87
                 Internal Revenue
                 Service on 8/28/86

         4.      Most recent Internal                       No. 0-6260               (4)
                 Revenue Service                            Form 11-K
                 determination letter                       3/28/87
                 issued 8/28/86 with
                 respect to the Plan's
                 qualification pursuant
                 to Section 401(a) of
                 the Internal Revenue
                 Code of 1954, as amended


                                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employees Savings &
Investment Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           EMPLOYEES SAVINGS & INVESTMENT PLAN

                                              By:  David J. Lohbeck, Chairman
                                                   Administrative Committee

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Employees Savings and Investment
Plan of Chemed Corporation


In our opinion, the accompanying statement of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets of the Employees Savings and Investment Plan of Chemed Corporation at December 31, 1993 and 1992 and the changes in net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion of the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE
Cincinnati, Ohio
April 13, 1994






                                                 Page 4 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
- - - ----------------------------------------------

                                                                                   December 31,
                                                                               1993                    1992<F1>
Assets:

   Investments, at fair market value
   (cost of $9,068,782 in 1993 and
   $4,522,773 in 1992):
   Chemed capital stock                                                     $1,556,507               $1,110,301
   Omnicare capital stock                                                      261,792                        -
   Mutual Funds                                                              7,341,565                3,426,795
   U.S. Government securities                                                   56,830                   73,355
   Pooled investment funds                                                       2,747                   11,081
                                                                            ----------               ----------
                                                                             9,219,441                4,621,532
                                                                            ----------               ----------

Receivables:
   Accrued interest and dividends                                                  938                      453
   Employee contributions                                                       68,196                   39,401
                                                                            ----------               ----------
                                                                                69,134                   39,854
                                                                            ----------               ----------
Cash                                                                             4,096                    2,197
                                                                            ----------               ----------
     Total assets                                                            9,292,671                4,663,583

Accrued expenses                                                               (59,230)                 (59,840)
                                                                            ----------               ----------
Net assets available for benefits                                           $9,233,441               $4,603,743
                                                                            ==========               ==========

<F1>
Reclassified to conform to 1993 presentation.

The accompanying notes are an integral part of these financial statements.
















                                                         Page 5 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- - - ---------------------------------------------------------

                                                                               Year Ended December 31,
                                                                                 1993                    1992
Sources of assets:-
   Contributions:
     Employee                                                               $   796,546              $   508,041

   Receipt of assets from the Omnicare
     Employees S&I and Employee Stock
     Ownership Plans (Note 9)                                                 4,696,973                        -

   Investment income:
   Realized loss on investments sold or
     transferred during the year (Note 4)                                      (639,791)              (1,894,566)
   Net appreciation/(depreciation) in fair
     market value of investments held at
     year end (Note 5)                                                           63,134                  (29,713)
   Interest income and other income                                             384,547                  426,916
   Dividend income from Chemed capital stock                                    101,751                   83,290
   Dividend income from Omnicare capital
     stock                                                                        6,493                        -
                                                                            -----------              -----------
                                                                                (83,866)              (1,414,073)
                                                                            -----------              -----------
                                                                              5,409,653                 (906,032)

Application of assets:
   Benefit payments to or on behalf of
     participants                                                              (744,470)                (854,040)
   Administrative expenses                                                      (35,485)                 (49,443)
   Transfer of assets to Diversey
     Corporation (Note 9)                                                             -              (51,928,606)
                                                                            -----------              -----------

   Increase/(decrease) in assets                                              4,629,698              (53,738,121)


Net assets available for benefits:
   Beginning of year                                                          4,603,743               58,341,864
                                                                            -----------              -----------
   End of year                                                              $ 9,233,441              $ 4,603,743
                                                                            ===========              ===========

   The accompanying notes are in integral part of these financial statements.







                                                         Page 6 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- - - -----------------------------------

1.     GENERAL DESCRIPTION OF THE PLAN
       The Employees Savings and Investment Plan of Chemed Corporation (the
       Plan) is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (Chemed) (except those covered by collective bargaining agreements) who have completed at least six months of continuous service.

       Employees can contribute from 1% to 12% of their compensation to the Plan. All employee contributions are fully vested. The employer (on a participating unit basis) may elect to make a supplemental contribution to the Plan up to an additional 75% of the first 6% of an employee's contribution (basic contribution). Additionally, contributions which Chemed makes to the Chemed Corporation Employee Stock Ownership Plan II (ESOP II) are distributed to an employee's ESOP II account based on the ratio of the employee's basic contribution to the Plan to the total Chemed employee basic contributions to the Plan.

       Participants vest in the Chemed contributions in 20% increments after three years of service and are fully vested after seven years of service. Additionally, participants are fully vested in Chemed contributions upon normal retirement, death or total permanent disability incurred while in the service of Chemed. Non-vested Chemed contributions which are forfeited by withdrawals from the Plan are used by Chemed to reduce Chemed's future supplemental contributions to the Plan. Participants who incur forfeitures under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

       Investment of employee contributions are made in accordance with employee elections and stipulated Plan provisions. Effective December 1, 1993 the Plan was amended to eliminate the fixed income and diversified funds. These funds were replaced by five mutual funds of the Vanguard Group: the Asset Allocation Fund, the Index Trust 500 Portfolio, the U.S. Growth Portfolio, the Admiral Intermediate-Term U.S. Treasury Portfolio and the Admiral Short-Term U.S. Treasury Portfolio. At December 31, 1993, assets of the Plan are maintained in seven funds: the five Vanguard Funds, the Chemed stock fund, and the Omnicare stock fund. Note that the Omnicare stock fund exists only to maintain funds invested by participants of The Veratex Group, formerly a part of Omnicare (Note 9). No new contributions or transfers can be made to this fund. Coincident with the introduction of the Vanguard Funds, the Plan was also amended to allow participants to transfer funds among the various investment options. Chemed contributions are invested in Chemed capital stock.



                                                        Page 7 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- - - -----------------------------------

Purchases of Chemed stock are made by the Plan's trustee on the open market.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       INVESTMENT VALUATION
       Investments of the Plan are valued at fair market value. Market values are determined principally from quoted market values for all investments except investments in pooled investment funds which are valued at the net asset value of each fund. Cost is determined using the weighted average cost of securities owned.

       CONTRIBUTIONS
       Employee contributions are made through regular payroll deductions and are paid into the Plan within five working days of the end of the calendar month in which the deductions are made.

       SECURITY TRANSACTIONS
       Realized gains or losses on investments sold or transferred during the year represent the difference between proceeds received and the previous market value; previous market value represents the market value of the investments as of the beginning of the year or, in the case of investments acquired during the year, the investments' acquisition cost.

       RECOGNITION OF INCOME AND EXPENSES
       Contributions, income from investments, benefit payments and expenses are recorded on the accrual basis. Chemed supplemental contributions are recorded when awarded by Chemed's Board of Directors. Transfers of net assets available for benefits to other benefit plans are recorded when the transfers are made.

       EXPENSES OF THE PLAN
       Expenses of the Plan comprise expenditures for services rendered by independent third parties and for recordkeeping services rendered by Chemed's Financial Benefits Administration Department. Unless paid by Chemed, all such expenses incurred in the administration of the Plan are paid by the Plan.

3.     TAX STATUS OF THE PLAN
       Income taxes are not provided in the accompanying financial statements since the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and has been approved by the Secretary of the Treasury.

       Participants' contributions are taxable in the year of contribution, except for those contributions which participants elect to be considered as contributions under Internal Revenue Code Section 401(k). Participants are liable for federal income taxes relative to their
       Section 401(k) contributions, Chemed contributions and the earnings of the Plan when the contributions and earnings are distributed to them.


                                                        Page 8 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- - - -----------------------------------

4.     REALIZED GAIN/(LOSS) ON INVESTMENTS SOLD OR TRANSFERRED
       The following table summarizes gains/(losses) realized on the sale or transfer of investments:

                                                                               Year Ended December 31,
                                                                                 1993                    1992
       Pooled investment funds:
         Aggregate proceeds from sale                                       $    10,522              $ 1,163,758
         Aggregate previous market value of
           securities                                                            10,212                1,176,919
                                                                            -----------              -----------
            Net gain/(loss)                                                         310                  (13,161)
                                                                            -----------              -----------
       Chemed capital stock:
         Aggregate proceeds from sale                                            30,240               16,957,194
         Aggregate previous market value of
           securities                                                            27,550               18,608,296
                                                                            -----------              -----------
            Net gain/(loss)                                                       2,690               (1,651,102)
                                                                            -----------              -----------
       Omnicare capital stock:
         Aggregate proceeds from sale                                         1,622,013                        -
         Aggregate previous market value of
           securities                                                         2,362,804                        -
                                                                            -----------              -----------
            Net loss                                                           (740,791)                       -
                                                                            -----------              -----------
       U.S. Treasury obligations:
         Aggregate proceeds from sale                                         2,478,459               31,129,772
         Aggregate previous market value of
           securities                                                         2,478,459               31,365,805
                                                                            -----------              -----------
            Net loss                                                                  -                 (236,033)
                                                                            -----------              -----------
       Mutual funds:
         Aggregate proceeds from sale                                         8,275,632                2,377,021
         Aggregate previous market value of
           securities                                                         8,177,632                2,371,291
                                                                            -----------              -----------
            Net gain                                                             98,000                    5,730
                                                                            -----------              -----------
       Total Realized Loss                                                  $  (639,791)             $(1,894,566)
                                                                            ===========              ===========







                                                        Page 9 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- - - -----------------------------------

5. NET APPRECIATION/(DEPRECIATION) IN FAIR MARKET VALUE OF INVESTMENTS The following table summarizes the net appreciation/depreciation in fair market value of investments held at year end:

                                                                               Year Ended December 31,
                                                                                 1993                    1992

       Pooled investment funds                                              $        13                   <2,027>
       Chemed capital stock                                                     159,662                  (25,599)
       Omnicare capital stock                                                    24,543                        -
       Mutual funds                                                            (121,084)                  (2,087)
                                                                            -----------              -----------
                                                                            $    63,134              $   (29,713)
                                                                            ===========              ===========

6.     COLLECTIVE THRIFT PLAN TRUST OF CHEMED CORPORATION
       In the prior year, all assets of the Plan were held by the Collective Thrift Plan Trust of Chemed Corporation, in which the Plan owned an undivided interest. Effective January 1, 1993 the Collective Thrift Plan Trust was dissolved and the Plan's assets were held in a separate trust solely for the Plan.

       At December 31, 1992 the Collective Thrift Plan Trust's net assets available for benefits were $8,057,178, of which the Plan owned an approximate 57% interest.


7.     RECLASSIFICATIONS
       Certain reclassifications have been made to the financial statements for 1992 to conform with the financial statement presentation for 1993.




















                                                        Page 10 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- - - -----------------------------------

8.     INVESTMENT FUNDS OF THE PLAN
       The table below provides summarized data with respect to the investment funds described in Note 1 for the two years ended December 31, 1993:

                                Vanguard Mutual Funds
                                ---------------------

                                   Fixed           Short      Intermediate       Asset           Index
                                  Income           Term           Term         Allocation         500
                                   Fund            Fund           Fund           Fund          Portfolio
                                -------------  -------------  -------------   -------------  -------------
Balance at December 31, 1991    $ 33,779,822   $          -   $          -    $          -   $          -

Contributions                        459,780              -              -               -              -

Investment income and
  transfers                          114,399              -              -               -              -

Benefit payments and expenses       (568,231)             -              -               -              -

Transfer of assets               (30,735,309)             -              -               -              -
                                -------------  -------------  -------------   -------------  -------------

Balance at December 31, 1992    $  3,050,461              -              -               -              -

Contributions                        529,788         30,269         15,172          47,385         36,410

Investment income and
  transfers                       (4,657,111)     1,772,251      1,212,905       2,361,219      1,146,681

Benefit payments and expenses       (458,070)       (38,857)        (1,653)         (3,921)          (554)

Transfer of assets                 1,535,501              -              -               -              -
                                -------------  -------------  -------------   -------------  -------------

Balance at December, 1993       $        569   $  1,763,663   $  1,226,424    $  2,404,683   $  1,182,537
                                =============  =============  =============   =============  =============

                                Vanguard Mutual Funds (Continued)
                                ---------------------------------

                                    U.S.        Diversified      Chemed         Omnicare
                                   Growth       Investment       Stock           Stock
                                  Portfolio        Fund           Fund           Fund            Total
                                -------------  -------------  -------------   -------------  ------------
Balance at December 31, 1991    $          -   $  4,522,921   $ 20,039,121    $          -   $ 58,341,864

Contributions                              -         35,601         12,660               -        508,041

Investment income and
  transfers                                -         60,596     (1,589,068)              -     (1,414,073)

Benefit payments and expenses              -        (97,827)      (237,425)              -       (903,483)

Transfer of assets                         -     (4,089,385)   (17,103,912)              -    (51,928,606)
                                -------------  -------------  -------------   -------------  -------------

Balance at December 31, 1992    $          -   $    431,906   $  1,121,376    $          -   $  4,603,743

Contributions                         23,181         97,753         16,588               -        796,546

Investment income and
  transfers                          809,147       (741,859)       204,555      (2,191,654)       (83,866)

Benefit payments and expenses           (942)       (83,781)       (44,967)       (147,210)      (779,955)

Transfer of assets                         -        298,728        261,421       2,601,323      4,696,973
                                ------------   -------------  -------------   -------------  -------------

Balance at December, 1993       $    831,386   $      2,747   $  1,558,973    $    262,459   $  9,233,441
                                ============   =============  =============   =============  =============






                                                        Page 11 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- - - -----------------------------------

9.     TRANSFER OF ASSETS
       Effective April 2, 1991, Chemed sold the business and assets of its DuBois subsidiary to Diversey, a subsidiary of the Molson Companies Limited. As a result of the sale agreement and for administrative purposes, assets of the Chemed Corporation Employee Stock Ownership Plans relative to DuBois employees were transferred to the stock fund of the Employees Savings and Investment Plan of Chemed Corporation on July 1, 1991.

       In accordance with the sale agreement, DuBois employees were permitted to participate in the Plan through December 31, 1991. In January 1992, all assets of the Plan's trust relative to DuBois employees were transferred to the existing Diversey Corp. Thrift Savings Plan.

       In December 1992, Chemed purchased The Veratex Group from Omnicare. As a result of the purchase and for administrative purposes, employees of The Veratex Group became eligible for participation in the Plan effective January 1, 1993. Assets of the Omnicare Employees Savings and Investment and Employee Stock Ownership Plans relative to the Veratex employees were transferred to the Employees Savings and Investment Plan of Chemed Corporation as of February 25, 1993.

10.    BENEFITS PAYABLE
       Net assets available for plan benefits include benefits payable to participants who have died, become disabled, retired or terminated employment. This treatment results in a difference between the Plan's Form 5500 and the financial statements. Benefits payable are as follows:

                                                                                    December 31,
                                                                                  1993                   1992

       Fixed Income Fund                                                    $        -               $  913,986
       Diversified Fund                                                              -                  228,570
       Chemed Stock Fund                                                       380,134                  336,728
       Omnicare Stock Fund                                                      13,084                        -
       Admiral Short-Term U.S. Treasury Portfolio                              368,143                        -
       Admiral Intermediate-Term U.S. Treasury
         Portfolio                                                             339,021                        -
       Asset Allocation Fund                                                   276,232                        -
       Index Trust 500 Portfolio                                                77,317                        -
       U.S. Growth Portfolio                                                    61,889                        -
                                                                            ----------               ----------
                                                                            $1,515,820               $1,479,284
                                                                            ==========               ==========




                                                        Page 12 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS<F2>
For the Year Ended December 31, 1993
- - - ------------------------------------

                                                                                                  Fair Market
                                                                      Previous                    Value of
                                                                      Market                      Asset on
                                                       Purchase       Value of     Selling        Transaction  Net Gain
Identity of Party Involved Description of Asset        Price          Asset        Price          Date         or/(Loss)
- - - -------------------------- -------------------------   ------------   -----------  -----------    ------------ ------------
Fifth Third Bank           U.S. Treasury Money         $ 2,477,285                                $ 2,477,285
                            Market Fund                               $ 2,527,373  $ 2,527,373      2,527,373

Stein, Roe & Farnham       Government Reserves           2,723,506                                  2,723,506
                            Mutual Fund                                 4,159,328    4,159,328      4,159,328

Stein, Roe & Farnham       Government Income             1,008,511                                  1,008,511
                            Mutual Fund                                 2,604,243    2,612,410      2,612,410  $    8,167

Stein, Roe & Farnham       Government Intermediate         415,877                                    415,877
                            Bond Mutual Fund                              575,805      575,944        575,944         139

Stein, Roe & Farnham       Special Mutual Fund             560,000                                    560,000
                                                                          795,313      885,047        885,047      89,734

Vanguard Group             Admiral Short-Term U.S.       1,787,294                                  1,787,294
                            Treasury Portfolio Fund

Vanguard Group             Admiral Intermediate-Term     1,234,219                                  1,234,219
                            U.S. Treasury Portfolio Fund

Vanguard Group             Asset Allocation Fund         2,491,397                                  2,491,397

Vanguard Group             Index Trust 500 Portfolio
                            Fund                         1,166,609                                  1,166,609

Vanguard Group             U.S. Growth Portfolio Fund      826,071                                    826,071

Fifth Third Bank           Omnicare Capital Stock                       2,158,760    1,478,297      1,478,297   (680,463)

<F2>
    This schedule reports those assets purchased and/or sold during the current period that are in excess of 5% of the fair market value of Trust assets as required by ERISA Section 2520.103-6 and IRS Form 5500 item 27.d.
























                                                        Page 13 of 15
CHEMED CORPORATION
EMPLOYEES SAVINGS & INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES<F3>
December 31, 1993
- - - ------------------------------------------------

                                                                                        Fair market
Identity of issuer              Description of investment                Cost           value
- - - ------------------------------  -----------------------------------      -------------  -----------
Chemed Corporation              51,033 Shares of Capital Stock           $ 1,310,172    $ 1,556,507

Omnicare Incorporated           8,181 Shares of Capital Stock                237,249        261,792

U.S. Treasury                   56,830 units                                  56,830         56,830
                                 U.S. Treasury Money Market Fund

Vanguard                        170,990 units                              1,749,246      1,749,231
 Mutual Fund                     Admiral Short-Term U.S. Treasury
                                 Portfolio Fund

Vanguard                        116,346 units                              1,233,075      1,219,302
 Mutual Fund                     Admiral Intermediate-Term U.S.
                                 Treasury Portfolio Fund

Vanguard                        165,002 units                              2,488,330      2,384,273
 Mutual Fund                     Asset Allocation Fund

Vanguard                        26,633 units                               1,166,530      1,167,324
 Mutual Fund                     Index Trust 500 Portfolio Fund

Vanguard                        55,019 units                                 825,468        821,435
 Mutual Fund                     U.S. Growth Portfolio Fund

Morgan Guaranty Trust
 Co. Commingled                 42 units
 Pension Trust Funds             Convertible Bond Fund                         1,882          2,747
                                                                         ------------   ------------

Total Assets Held for Investment Purposes                                $ 9,068,782    $ 9,219,441
                                                                         ============   ============

<F3>
   This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500 Item 27.a.


























                                                        Page 14 of 15